July 12, 2006

Securities and Exchange Commission
Washington, DC 20549
Attention: Michael E. McTiernan, Esq. Special Counsel

                           Re: Lounsberry Holdings III, Inc.
                               Form SB-2 Filed on April 14, 2006
                               File No. 333-133283
                               ---------------------------------

Ladies and Gentlemen:

        China Medicine Corporation (formerly known as Lounsberry Holdings III, Inc. (the "Company"), is filing amendment No. 1 to the captioned registration statement on Form SB-2 in response to the questions raised by the Commission in its letter of comments dated May 9, 2006. Set forth below is the Company's response to Commission's comments.

         On May 10, 2006, the Company changed its corporate name to China Medicine Corporation.

General

1. We note that the offering will be made at fixed or negotiated prices. However, as long as there is no market for your shares, the offering must be made at a fixed price or a range in reliance on Rule 430A in order to meet the requirements of Schedule A, paragraph 16 of the Securities Act and Item 501(a)(8) of Regulation S-B. Please revise the prospectus, including the cover page, accordingly.

         The selling stockholders intend to offer the common stock to the public within a fixed price range until a public market develops for the stock. Accordingly, the following language is included on the prospectus cover, with comparable language under "Plan of Distribution":

                  "The selling stockholders have not engaged any underwriter in connection with the sale of their shares of common stock. Because there is no trading market in our common stock as of the date of this prospectus, the selling stockholders intend to sell any shares in the public market at prices ranging from $2.00 to $2.75 per share until a public market develops for the common stock. Once a public market develops for the common stock, the selling stockholders may sell their shares of common stock in the public market based on the market price at the time of sale or at negotiated prices. The selling stockholders may also sell their shares in transaction that are not in the public market in the manner set forth under "Plan of Distribution."

2. Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. You should not include such graphics and pictorial representations in any preliminary prospectus distributed to prospective investors prior to our review.

         There are no graphics, maps, photographs or other artwork.

3. Please advise us as to the nature of your relationship with Strategic Defense Alliance Corp. (Lounsberry Holdings I, Inc.), Techprecision Corp. (Lounsberry Holdings II, Inc.) and Barron Partners. We note, for example, that Mark Allen appears to have formed all three companies and that Barron Partners has provided financing to each company.

         There is no relationship between us and Strategic Defense Alliance Corp. (Lounsberry Holdings I, Inc.) and Techprecision Corp. (Lounsberry Holdings II, Inc.). We understand that Mark Allen did form all three companies in February 2005 and that Barron Partners provided funding for each company. We negotiated a financing with Barron Partners in the summer and fall of 2005. Since Barron advised us that it only invests in reporting companies, through our counsel, we negotiated an agreement with Lounsberry Holdings III, Inc. pursuant to which the stockholders of Konzern would acquire control of Lounsberry Holdings III, Inc., which was a reporting company that was shell company.

Securities and Exchange Commission
July 12, 2006
Page 2

Facing Page

4. We note that your securities will be sold on a continuous basis. As a result, please add a Rule 415 box to the facing page of your registration statement noting that the securities being registered on your Form SB-2 are being offered on a continuous basis. Refer to the Division of Corporation Finance Manual of Publicly Available Telephone Interpretations, Securities Act Rule 415, paragraph 36.

         The Rule 415 box has been added on the facing page of the registration statement.

5. Please revise the proposed maximum offering price per share to reflect the maximum price at which the shares will be offered by the selling stockholders.

         The selling stockholders estimate that until a public market develops for the stock, they will sell the shares of common stock at prices ranging from $2.00 to $2.75 per shares. The filing fee has been recomputed, based on an estimated sales price per share of $2.75.

Prospectus Cover Page

6. Please revise to highlight the cross-reference to the "Risk Factors" section so that it is visually distinctive from the surrounding text. We refer to Item 501 (a)(5) of Regulation S-B.

         The cross-reference to Risk Factors has been placed in bold face type.

Prospectus Summary

Our Business, page 1

7. You state in the first paragraph that you "are frequently required to make a significant down payment, in the amount of $150,000 to $250,000, for one year's purchase with our large suppliers when we place an order at the beginning of each year." Please revise to note if you cancel an order whether you receive the down payment back or if you are subject to penalties.

         The following language has been included under "Our Business":

         "These down payments are made pursuant to contracts with the suppliers, and, to the extent that we reduce the size of the order, we will receive a credit from the supplier. To date, all of our down payments have been applied to our orders."

8. Please revise to disclose that the acronym "PRC" refers to the People's Republic of China.

         The initial reference to the People's Republic of China has been clarified to show that "PRC" refers to the People's Republic of China.

About Us, page 2

Securities and Exchange Commission
July 12, 2006
Page 3

9. You refer to your website at www.chinamedicinecorp.com. Please note that this is not a functioning website. Please revise or advise as necessary.

         The website is now operational.

Issuance of Securities, page 2

10. Please identify the class of persons that purchased the 8,000 shares in December 2005. For instance, please identify if they were employees, affiliates or nonaffiliated investors.

         For the information of the staff, each of the investors purchased 200 shares. One of the investors, Michael Byl, is president of Southridge Investment Group, LLC, an NASD registered broker-dealer formerly known as Greenfield Capital Partners LLC ("Southridge"). Southridge is affiliated by common ownership with Capital Markets Advisory Group ("Capital Markets") in that both are controlled by a family limited partnership in which Steve Hicks has voting and disposition control.

         Of the remaining 39 investors, one is an employee, but not an affiliate, of Southridge, 16 are employees of entities that are related to Southridge, but are not broker-dealers, ten have a family relationship with Steve Hicks, and twelve are not affiliated with the Company or Capital Markets.

The Offering, page 4

11. You state that common stock to be outstanding after the offering will be 17,889,476 shares. Please revise this section to note if that amount represents the number of common stock that will be outstanding if all the series A preferred stock is converted and warrants exercised.

         The heading for the fourth row under "The Offering" has been changed to read: "Common Stock to be Outstanding After Exercise of Investor Warrants."

Risk Factors, page 6

12. Please revise to either underline or italicize your risk factor subheadings so that the subheadings are easily distinguished from the risk factor narratives.

         The Risk Factor subheadings, which had been bolded, are now underlined.

13. On page F-19, you state that as of December 31, 2005 you have an accounts receivable balance of $1,027,094, representing 19% of your total assets, due from one customer. Please add a risk factor discussing this concentration of credit risk.

         We have included a risk factor discussing the concentration of credit risk and updating the information to March 31, 2006. For the information of the staff, the $1,027,094 receivable at December 31, 2006 was collected in the first quarter of 2006.

14. Please add a risk factor discussing any limitations on business insurance in China and the effect on your business.

         We have added a risk factor entitled "Because we may not be able to obtain business insurance in the PRC, we may not be protected from risks that are customarily covered by insurance in the United States" to address this issue.

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Securities and Exchange Commission
July 12, 2006
Page 4

15. On page F-14, you note that you maintain your cash balances with various banks and trust companies located in the PRC. You also noted that such amounts are not insured. Please add a risk factor to address this issue.

         We have added a risk factor entitled "Because our funds are held in banks which do not provide insurance, the failure of any bank in which we deposit our funds could affect our ability to continue in business" to address this issue.

16. Mitigating statements are not appropriate in the risk factor discussion. Please revise your risk factors to remove all mitigating language. For example, but without limitation, we note under the subheading Our operations and assets in the PRC are subject to significant political and economic uncertainties you state "[a]lthough the government of the PRC has in recent years implemented measures emphasizing the reduction of state ownership of productive assets."

         We have revised the risk factors to remove mitigating language.

17. We note that a number of your risk factors appear to be generic to all public companies. For instance, refer to the risk factor under the subheading Fluctuations in our operating results and announcements and developments concerning our business affect our stock price. Please revise to ensure that each risk factor describes the specific risks to your company.

         We have revised the risk factors to describe the specific risks relating to the Company.

18. Please avoid using generic conclusions such as "adversely affected" or similar language when describing a risk's effects. For example, on page 9 you state that "[i]f the PRC changes its existing currency policies or if the United States or other countries enact laws to penalize the PRC for its existing currency policies, our business may to be adversely affected." Replace this, and similar language, with more detailed disclosure of how you, your business, financial condition and results of operations would be affected by the facts you describe.

         The risk factors have been revised to state more clearly the manner in which the company would be affected in the event that the risks occurred. However, with respect to risks relating to the PRC, it is not always possible to define with particularly the exact nature of the adverse consequences of actions by the PRC or other countries.

If the United States imposes trade sanctions on the PRC..., page 9

19. You state that the PRC currently "pegs" its currency to the United States dollar which means that each unit of Chinese currency has a set ratio for which it may be exchanged for United States currency, as opposed to having a floating value like other countries' currencies. Please revise to note that the PRC pegs its currency to a basket of currencies not just the currency of the United States.

         The risk factor has been revised to disclose that the currency of the PRC is pegged to a basket of currencies.

As a result of the reverse acquisition our expenses will increase significantly, page 11

20. You state that "as a result of the reverse acquisition, our ongoing expenses have increased significantly, including expenses in compensation to our officers, additional expenses relating to the anticipated hiring of a chief financial officer, ongoing public company expenses, and obligations incurred in connection with the reverse acquisition." Please revise to note how obligations incurred in connection with the reverse acquisition are ongoing expenses as opposed to one time expenses.

Securities and Exchange Commission
July 12, 2006
Page 5

         Prior to the reverse acquisition the company was operated as a private company. As a public company, it has significant additional expenses as a result of being public, including increased legal and accounting expenses, the need to have a chief financial officer familiar with United States GAAP, public relations costs in the United States and the need to comply in the future with the internal controls requirements of Sarbanes-Oxley.

Certain of our stockholders control a significant amount of our common stock, page-12

21. You state that approximately "88.5% of our outstanding common stock is owned by the former owners of Konzern, including our chief executive officer and executive vice president, both of whom are also directors, and they presently have the voting power to elect all of the directors and approve any transaction requiring stockholder approval." Please revise to note the names of the shareholders holding 88.5% of your outstanding common stock and the percentage of your outstanding common stock that each holds.

         The risk factor has been revised to state the percentage of shares held by each of the three former stockholders of Konzern.

Because our board of directors does not have a majority..., page 13

22. On page 14 of the Preferred Stock Purchase Agreement (Exhibit 10.1), it states that you "shall have caused the appointment of the majority of the board of directors as defined by the rules of the Nasdaq Stock Market, not later than sixty (60) days after Closing." On page 13 of the registration statement, you state that "the purchase agreement relating to the February 2006 private placement requires us to appoint, 45 days from the closing date, such number of independent directors that would result in a majority of our directors being independent directors." On page 21 of the registration statement, you state that pursuant to the preferred stock purchase agreement you are to appoint a majority of independent directors "within 70 days from the closing date, February 8, 2006." In this section, you state that "our failure to have a board of directors with at least a majority of independent directors within 60 days from the closing could result in our obligation to pay liquidated damages." Please reconcile these disclosures.

         Since the Company now has a majority of independent directors, the investors waived the requirement that the independent director requirement be met within a fixed number of days after the closing. The risk factor has been revised to reflect the risk that liquidated damages may be payable if the Company fails to maintain a board with a majority of independent directors.

23. Please consolidate this risk factor with the risk factor titled We may be required to pay liquidated damages if our board does not consist of a majority of independent directors, as they contain repetitive disclosure.

         As noted in response to comment 22, the risk factor has been revised to reflect the risk that the Company may have to pay liquidated damages if it does not maintain a board with a majority of independent directors.

If we fail to achieve..., page 13

24. Please include a table showing the additional shares that would have to be issued assuming a range of decreases in your 2006 net income per share. In addition, please disclose the net income per share calculation for 2005 as compared to the 2006 requirement and disclose that any shares issued in 2006 will make it more difficult for you to meet the requirement.

Securities and Exchange Commission
July 12, 2006
Page 6

         We included language in the risk factor to disclose (i) the target for pre-tax income for 2006 and the comparable figure for 2005, (ii) the maximum increase in the number of shares of common stock issuable upon conversion of the series A preferred stock and (iii) the maximum reduction in the exercise price of the warrants.

         We include under the caption "Selling Stockholders - February 2006 Private Placement" a table showing the adjustment in the conversion price and conversion rate of the series A preferred stock, the maximum number of shares issuable upon conversion of the series A preferred stock and the reduction of the exercise price of the warrants if we miss the target pre-tax income by 25% and by 50% or more.

Shares may be issued pursuant to our stock plans..., page 15

25. You state that the "exercise of these options and the sale of the underlying shares of common stock and the sale of stock issued pursuant to stock grants may have an adverse effect upon the price of our stock." Please revise to note the dilutive effect on ownership interest that the exercise of these options could have.

         The risk factor has been expanded to show the dilutive effect based on
(i) the presently outstanding common stock and (ii) the presently outstanding common stock plus the shares of common stock issuable upon conversion of the series A preferred stock.

Selling Stockholders, page 19

26. With regard to any selling stockholders who are non-natural persons, please identify all selling shareholders who are registered broker-dealers or affiliates of broker-dealers. Additionally, tell us if the broker-dealer received the securities as underwriting compensation. Please note that a registration statement registering the resale of shares being offered by broker-dealers must identify the broker-dealers as underwriters if the shares were not issued as underwriting compensation.

         The only non-natural person who is a selling stockholder that is a broker-dealer or an affiliate of a broker-dealer is Capital Markets. Language has been included to disclose that relationship. For the information of the staff, the shares were issued to Capital Markets in connection with the organization of the Company and not for underwriting compensation.

27. If any selling shareholders are affiliates of broker-dealers, please provide an analysis supporting your position that the resale of securities by affiliates of broker-dealers is not an indirect primary offering. Your analysis should address the following points:

         o  how long the selling shareholders have held the securities,

         o the circumstances under which the selling shareholders received the securities,

         o  the selling shareholders' relationship to the issuer,

         o  the amount of securities involved,

         o whether the sellers are in the business of underwriting securities, and

         o whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.

Securities and Exchange Commission
July 12, 2006
Page 7

         Assuming the resale of securities by affiliates of broker-dealers is not an indirect primary offering, you must clearly state in your prospectus:

         o  the seller purchased in the ordinary course of business and

         o at the time of the purchase of the securities to be resold the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

         The only selling stockholders who are affiliates of a broker-dealer are Capital Markets, which acquired the shares in connection with the organization of the company in February 2005, and Michael Byl, who owns 200 shares of common stock which he acquired in December 2005. Capital Markets and Mr. Byl advised us that, at the time of the purchase, they did not have any agreements or understandings, directly or indirectly, with any person to distribute the securities.

February 2006 Private Placement, page 21

28. You state in the first bullet that pursuant to the preferred stock purchase agreement that within 70 days from the closing date, February 8, 2006, you will have "appointed such number of independent directors that would result in a majority of our directors being independent directors, that our audit committee would be composed solely of independent directors and our compensation committee would have a majority of independent directors." You also note that your failure to meet these requirements would results in your paying liquidated damages. Please revise to note if you are in compliance with this requirement. If you are not in compliance, please note the penalties you have had to pay to date and to note when you expect to be in compliance with this requirement.

         Because the Company has elected independent directors who also comprise the audit and compensation committee, the investors waived the failure to be in compliance within 70 days of the closing date. The language has been revised to reflect the Company's obligations to continue to be in compliance with this requirement.

29. You state in the fourth bullet that you are "required to elect a chief financial officer who is familiar with both the conduct of business in China and the SEC's rules and regulations relating to accounting, financial statements and accounting controls within fifteen days after closing. We are not in compliance with this provision." Please revise to note whether you are subject to any penalties as a result of your noncompliance with this provision.

         We believe that we are in compliance with this requirement, and the agreement does not include any liquidated damages provision for failure to comply with this requirement.

30. You state that if you issue convertible securities at a conversion price which is less than the conversion price of the series A preferred stock, the conversion price will be reduced. It appears that you are referring to the conversion rate of the series A preferred stock and not the conversion price, as the series A preferred stock does not require a payment to convert those shares into common stock. Please advise or revise your use of "conversion price" throughout the prospectus as necessary.

         The Certificate of Designation uses the term conversion price as a method of determining whether there is a below-market issuance and for making adjustments. The initial conversion price is $1.25, and the initial conversion ratio is one share of common stock for each share of series A preferred stock. Any change in the conversion price results in an automatic adjustment in the conversion ratio. Language to this effect has been included in the risk factor.

Market for Common Stock and Stockholder Matters, page 24

Securities and Exchange Commission
July 12, 2006
Page 8

31. Please clarify the disclosure regarding dividends to address distributions made by your predecessor. We note that Konzen made $1.9 million in cash distributions and $1.2 million in inventory distributions in 2005.

         The discussion under "Market for Common Stock and Stockholder Matters" has been revised to include a discussion of the distributions to stockholders during the time when the Company was a privately-owned entity. For the information of the staff, Konzern was treated under Chinese law in a manner similar to a limited liability company in that the income of Konzern was taxed to its stockholders. During both 2005 and 2004, Konzern made a distribution to its stockholders based on its net profit after statutory reserve. The distribution of inventory was intended to preserve Konzern's cash position.

Management's Discussion and Analysis or Plan of Operation, page 24

Overview, page 25

32. In the penultimate paragraph on page 25, you state that in 2004 you commenced a research and development program in cooperation with the pharmaceutical department of Nanhua University. Please revise to provide further disclosure regarding this arrangement. This disclosure should include, but not be limited to, that you have the rights to any new products generated and the amount you are obligated to invest in the program, if any. Please advise us why you have not filed a copy of your agreement with. Nanhua University as an Exhibit.

         The discussion of our research and development activities has been revised to explain the terms of the research and development agreement with the Pharmaceutical Research Institute of Nanhua University. An English translation of the agreement is being filed as an exhibit.

Years Ended December 31, 2005 and 2004, page 30

33. In the second full paragraph, you state that the "improvement in our gross margin reflected the increased sales of the two new western-style drugs that we introduced during the year." Please revise to explain the term "western-style drug."

         The language has been revised to use the term "traditional pharmaceutical medicines," and the term "Western-style drugs" has been eliminated. These drugs are the type of drug that may be sold in drug stores in United States, as contrasted with traditional Chinese drugs which are made of Chinese herbs.

34. In the fourth full paragraph, you state that "[r]esearch and development expenses were approximately $478,590 for the year ended December 31, 2005, a decrease of $49,383, or 9.4%, from $527,973 for the year ended December 31, 2004." Please revise to note the reason for the decrease.

         The discussion of research and development expenses has been revised to discuss the reasons for the decline.

35. In the third full paragraph on page 31, you state that you received a waiver of income taxes from a local tax authority. Please state whether this is an oral or written waiver and how the terms of the waiver sure determined. If this is a written waiver, please file it as an Exhibit. Also, please note whether this waiver is in compliance with national laws and regulations and whether it could be overturned.

         Language has been included to disclose that the waiver was granted pursuant to applicable provisions of Chinese law and that it is a full abatement for two years and a 50% reduction for the next three years. An English translation of the waiver is being filed as an exhibit.

Securities and Exchange Commission
July 12, 2006
Page 9

Liquidity and Capital Resources, page 31

36. In the third full paragraph, you state that "[i]n connection with the reverse acquisition, an investor group invested $3.9 million in the Company, from which the Company received net proceeds of approximately $3.3 million." Please revise to note the reason for the difference between the $3.9 million that was invested and the net proceeds of $3.3 million.

         The difference between the gross proceeds and the net proceeds is outlined under "Liquidity and Capital Resources." The net proceeds were approximately $3.8 million, representing the gross proceeds net of the brokerage commissions of $117,000. In connection with the reverse acquisition and the private placement, we also paid $167,602 to Capital Markets to purchase 928,000 shares of common stock, and paid $32,398 to Capital Markets in respect of debt due to Capital Markets, and we incurred legal and accounting expenses of $120,000, a $50,000 due diligence fee payable to Barron Partners and an investment banking fee of approximately $102,000.

37. Please revise your discussion to note the material changes in your balance sheet balances and the underlying drivers impacting these balances as of the year-ended December 31, 2005. For instance, but without limitation, please note the $1,049,895 increase in the Guanzhou Konzern Medicine Co., Ltd. accounts receivable balance as of December 31, 2005 and the underlying drivers impacting this balance.

         Language was included under "Liquidity and Capital Resources" to discuss the changes in key balance sheet line items from period to period in a dollar and percentage basis and the reason for these changes.

38. If material, disclose any known trends, events or uncertainties that have, or are reasonably likely to have, a material impact on your short-term or long-term liquidity. Refer to Item 303 of Regulation S-B.

         Except for the factors discussed in response to comment 37, there are no trends that have or are reasonably likely to have a material impact on our liquidity.

39. Please revise this section to note your cash balance as of the most recent practicable date.

         The cash balance at May 31, 2006 is included.

40. On page 34, you state that you intend to increase your efforts to develop proprietary products. Please disclose all material commitments for capital expenditures that you have entered into regarding the development of proprietary products, if any, and the expected sources of funds for such expenditures.

         The Company has no material commitments for capital expenditures.

Competition, page 34,

41. On page 32, you note that you do not have exclusive distribution rights in the PRC for four of your largest selling traditional pharmaceutical medicines. In the second paragraph of this section, you state that you "have the sole distribution rights to medical products sold by our five largest suppliers." Please reconcile these two disclosures.

         The language has been changed to state that we have exclusive distribution rights in China for certain products manufactured by our major suppliers.

Government Regulation. page 36

Securities and Exchange Commission
July 12, 2006
Page 10

42. You state that the "Drug Administration Law and the Pricing Law of the PRC provide for the government to rationally fix and adjust the prices, in order to ensure that price is commensurate with quality, eliminate excessively high price, and protect the legitimate interests of users. In general, the prices of our products are determined by us and our customers on the basis of negotiation due to the fact that our customers are not the end user." Please revise to further expand on your disclosure that "in general" you determine the prices of your products. Also, even though the PRC does not directly set the price you may sell your products at please revise to discuss the indirect effect of the PRC setting the price to the user has on the pricing of your products.

         The disclosure under Government Regulations has been revised to reflect the fact that the government of the PRC has recently imposed price controls on some medicines that we sell. Appropriate disclosure is also included in Risk Factors and the MD&A.

Management, page 37

43. Please revise to note the term of your directors. Refer to Item 401(a)(3) of Regulation S-B.

         Language has been included to state that each director is elected for a term of one year.

Summary Compensation Table, page 39.

44. You state that you distributed to your stockholders $1.2 million in inventory. Please advise us of the purpose of the inventory distribution and any existing agreements between you and your shareholders relating to this inventory.

         The inventory was distributed in order to enable the Company to preserve cash. There are no agreements between us and the former Konzern stockholders relating to this inventory.

Employment Agreement, page 39

45. Please revise to summarize the material terms of Ms. Minhua Liu's employment agreement.

         The material terms of Ms. Liu's employment have been included.

Description of Capital Stock, page 42

46.      Please revise to provide a description of your warrants.

         A description of the warrants has been included under "Description of Capital Stock."

Series A Preferred Stock, page 43

47. In the second bullet, you state "[i]f, while investors in the private placement own shares of series A preferred stock, we issue common stock at a price, or options, warrants or other convertible securities with a conversion or exercise price less than the conversion price (initially $1.25), with certain specified exceptions, the number of shares issuable upon conversion of one share of series B preferred stock is adjusted to reflect a conversion price equal to the lower price." It appear you meant to refer to series A preferred stock and not series B preferred stock. Please advise or revise as necessary.

         The reference to the series B preferred stock has been corrected. There is no series B preferred stock.

Securities and Exchange Commission
July 12, 2006
Page 11

Penny Stock Rules. page 44

48. Please provide an analysis as to whether you are a penny-stock issuer. Refer to Rule 3a-51-1(g).

         We believe that we are not a penny-stock issuer because we meet the tests set forth in Rule 3a51-1(g)(1) and 3a51-1(g)(2). We have net tangible assets of more than $5,000,000. At March 31, 2006, our net tangible assets were in excess of $10 million, and for the past three years our average revenue exceeded $6 million. Our revenue for 2005 and 2004 was $12.8 million and $10.4 million, based on our audited financial statements that are included in the SB-2. In addition, our revenue for 2003 was approximately $5.8 million, based on our audited financial statements. However, as a cautionary matter, we included the penny-stock disclosure in the prospectus, since there is no present market for the stock and the stock may trade in the price range of penny stocks..

Financial Statements and Notes

General

49. Please continue to monitor the updating requirements of Item 310(g) of Regulation S-B.

         The financial statements have been updated as required by Item 310.

50. We note the transaction between Lounsberry Holdings III, Inc. (Lounsberry) and Guangzhou Konzern Medicine Co., Ltd. (Konzern) is a recapitalization effected by a reverse acquisition effective February 2006. For accounting purposes, the acquisition would be treated as a recapitalization of Konzern with Konzern as the accounting acquirer. We would expect that if Konzern is the accounting acquirer and continuing entity, then the audited historical financial statements prior to February 2006 would be those of Konzern and titled Lounsberry with the equity section of the balance sheet and earnings per share of Konzern retroactively restated to reflect the exchange ratio established in the agreement. In addition, footnote disclosure concerning the change in capital structure should be included. Please clarify or revise accordingly.

         We have revised the financial statements and footnotes in response to the staff's comments. Note 1 of Notes to Financial Statements states that the financial statements for periods prior to February 8, 2006 are the financial statements of Konzern and that the equity section and earnings per share have been retroactively restated to reflect the reverse acquisition. Appropriate language is also included in Note 2 under "Basis of Presentation."

Note 13 - Other Operating Income, page F-26

51. We note other operating income represents revenues from sales of internally developed or purchased formulas or technologies. Please advise us where the related costs to purchase or improve these technologies are recorded in your financial statements. In this regard, we note from your disclosure on page 25 that you have not yet generated revenues from your current R&D activities. Further, clarify your revenue recognition policy related to this particular income stream and your basis for the timing in which revenue is recognized.

         For the information of the staff, the cost of purchase and development those technologies was $527,973, which had been booked as research and development expenses in 2004. The Company sold these technologies in 2005 and recognized $2,134,872 as other operating income.

         With respect to the other items constituting other operating income, the Company booked expenses when the expenses occurred, and recognized the revenue in accordance with GAAP as provided in Note 2.

Securities and Exchange Commission
July 12, 2006
Page 12

Note 14 - Statutory Reserves and Dividend Distribution, page F-27

52. Advise us and consider expanding your disclosure as appropriate to clarify the business purpose of the distribution of inventory to your shareholders. Please clarify the nature of the inventory distributed, whether it was distributed to some or all of your shareholders and how you determined the fair market value of the inventory.

         Under Chinese law, Konzern's structure was similar to that of a limited liability company and Konzern was permitted to make distributions to its stockholders. During 2005 and 2004, Konzern made distributions to its stockholders based on its net income, determined in accordance with PRC GAAP, based on their respective equity interests in Konzern. The distribution for 2005 was $3.1 million. In order to preserve cash, $1.2 million of the distribution was in the form of inventory. The distributed inventory was valued at its fair market price and the difference between the fair market value and cost of inventory is recognized as gain and recorded in the income statement for the corresponding period.

Note 17 - Subsequent Events, page F-28

53. Please tell us how you plan to account for the conversion features of the Series A Convertible Preferred Stock and your consideration of the guidance in EITF 0019 in evaluating whether the conversion features are embedded derivatives that should be bifurcated and accounted for at fair value under SFAS 133.

         The conversion features of the series A preferred stock are embedded derivatives and should be accounted for at its fair market value. However, Accounting Principles Board Opinion (APB) No. 14 stated that no portion of the proceeds from the issuance of convertible securities should be accounted for as attributable to the conversion feature when the conversion feature is out-the-money at the time of issuance. The series A preferred stock is convertible into common stock at the price of $1.25 per common stock. We determined that the fair market value of common stock at the time of issuance of the series A preferred stock is $0.32 per share; therefore, the conversion feature is not a beneficial conversion feature and no proceeds should be allocated to the converting feature under the guidance of APB No. 21.

Part II

Item 26. Recent Sales of Unregistered Securities, page II-2

54. Please revise to note the facts you relied on to make the exemption under Section 4(2) available for all of the noted sales. Refer to Item 701 of Regulation S-B.

         Item 26 has been revised to set forth the facts relied on with respect to the Section 4(2) exemption.

55. Please revise to note the value of the services that were provided for your securities.

         Language has been included in the third bullet point under the February 8, 2006 transactions to state the value of the services rendered.

Item 28. Undertakings, page II-4

56.      Please update your undertakings in accordance with the amendments to
         Item 512 of Regulation S-B that became effective as of December 1, 2005.

         The undertakings have been revised.

Securities and Exchange Commission
July 12, 2006
Page 13

57. You state under item 1that "provisions (i) and (ii) of this section are inapplicable if the information to be filed thereunder is contained in periodic reports filed by the company pursuant to the Exchange Act that are incorporated by reference into the Registration Statement." Please strike this statement as it is only applicable for registration statements filed on Forms S-3 and S-8.

         The language of the undertakings has been revised in accordance with
Item 512.

Exhibits

58. Please file a copy of your Specimen Stock Certificate as an Exhibit.

         A proof of the stock certificate is filed as an exhibit.

59. We note that you have included the consent of Moore Stephens Wurth Frazer and Torbert, LLP on page II-6. Please upload a copy of this consent to EDGAR.

         A copy of the consent of Moore Stephens Wurth Frazer and Torbert, LLP is filed as a PDF.

60. Please file the legal opinion with your next amendment, or provide us with a draft legal opinion. We must review your opinion and all other remaining exhibits before the registration statement is declared effective and we may have additional comments.

         A draft of the opinion is included as Exhibit 5.1.

                                                    Very truly yours,

                                                    s/ Senshan Yang
                                                    Senshan Yang
                                                    Chief Executive Officer